EX—FILING FEES
Calculation of Filing Fee Tables
Schedule TO
(Form Type)

North Haven Private Income Fund A LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$11,070,142.60 (1)	0.01531%	$1,694.84 (2)
Fees Previously Paid			—
Total Transaction Valuation	$11,070,142.60
Total Fees Due for Filing			$1,694.84
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$1,694.84

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 548,570 Class I Units of North Haven Private Income Fund A LLC at a price equal to $20.18 per unit, which represents the Company’s net asset value as of March 31, 2025.
(2) Calculated at $153.10 per $1,000,000 of the transaction value.